SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES RECEIVES EMBRAER 190 FLIGHT SIMULATOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 08/12/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO

NEWS RELEASE	CONTACTS:	Patricia Roquebert - Panama
(507) 304-2672
Carmina Reyes - U.S.
(210) 222-1933

COPA AIRLINES RECEIVES EMBRAER 190 FLIGHT SIMULATOR
Copa is the first Latin American airline with both Embraer 190 and Boeing 737Next Generation simulators

PANAMA, Aug. 12, 2008 - Copa Airlines (NYSE: CPA) has received an Embraer 190 flight simulator, becoming the first airline in Latin America with both Embraer 190 jet and Boeing 737 Next Generation simulators for pilot training.

The Embraer 190 flight simulator was unveiled today during a ceremony at Copa Airlines’ Training Center in Panama, attended by Panamanian President Martin Torrijos, members of his Cabinet and special invited guests.

“The new Embraer 190 simulator allows all our pilots to receive the best training with the most advanced technology in the industry, without having to travel to other countries,” said Pedro Heilbron, CEO, Copa Airlines. “We are very proud of our leadership in Latin American aviation; once again we are in the vanguard of training technology.”

The new Embraer 190 simulator, certified by the Civil Aeronautics Authority of Panama (Autoridad Aeronáutica Civil), utilizes CAE 5000 technology. The simulator incorporates electric motion and high-definition visual systems that replicate the flight experience and enable pilots to receive training in a variety of Embraer aircraft procedures and maneuvers.

“Having an Embraer 190 simulator in Panama means greater staff productivity and flexibility for the company,” explained Captain Larry Ganse, Senior Vice President of Operations, Copa Airlines. “The simulator is programmed for more than 7,300 hours of use per year - the equivalent of an average of 20 hours of use a day a day by Copa and Aero República pilots.”

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Copa Airlines receives flight simulator/Page 2

This is the second simulator at the Copa Airlines Training Center in the City of Knowledge (Ciudad del Saber), an international complex for education, research, and innovation. The Training Center has had a Boeing 737 simulator since 2006.

In addition to the two flight simulators, Copa’s Training Center has a cabin simulator for flight attendant training, as well as door and emergency exit window training devices for both types of aircraft. The Center provides training for approximately 230 new pilots and 150 new flight attendants each year, as well as recurring training for 500 pilots and 700 flight attendants annually.

Currently Copa’s fleet consists of 13 Embraer 190 and 27 Boeing 737 Next Generation aircraft. Copa’s fleet is one of the youngest in the Americas, with an average age of 4.1 years.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Aero República, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Cali and Medellin. For more information, visit www.copaair.com.

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